                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                       National Picture & Frame Company
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
________________________________________________________________________________
                        (Title of Class of Securities)


                                   637152109
        _______________________________________________________________
                                (CUSIP Number)

                               Peter B. Foreman
                                   President
                              Sirius Corporation
                     225 W. Washington Street, Suite 1650
                              Chicago, IL  60606
                                (312) 443-5240
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 9, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 637152109                                       PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Hesperus Partners, Ltd.
      36-2935432
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0 Shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 637152109                                      PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Sirius Corporation
      36-3167859
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois Corporation
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 637152109                                      PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Sirius Partners L.P.
      36-3924079
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0 Shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

     The undersigned hereby amend their statement on Schedule 13D filed on June 17, 1994 with the Securities and Exchange Commission.

Item 1.  Security and Issuer.
         -------------------

     This Statement relates to the Common Stock, $.01 par value per share (the "Common Stock") of National Picture & Frame Company ("NPF"), a Delaware corporation having its principal executive offices at 702 Highway 82 West, Greenwood, MS 38930.

Item 2.  Identity and Background.
         -----------------------

Items 2 (a)-(c)

     This Statement is filed by Hesperus Partners, Ltd. ("Hesperus"), an Illinois limited partnership, Sirius Partners L.P. (the "General Partner"), an Illinois limited partnership and Sirius Corporation ("Sirius"), an Illinois corporation, each with its principal executive offices at 225 W. Washington St., Suite 1650, Chicago, IL 60606. Hesperus owned 317,655 shares of Common Stock. Sirius is the general partner of the General Partner, which is the general partner of Hesperus, a private investment fund.

     Peter B. Foreman ("Mr. Foreman") is President of Sirius.  Mr.
Foreman's business address is 225 W. Washington St., Suite 1650, Chicago, IL 60606. Mr. Foreman's principal occupation is investment management.

Item 2 (d)

     None of Sirius, Hesperus, the General Partner or Mr. Foreman have been convicted in a criminal proceeding during the last five years (excluding minor traffic violations or similar misdemeanors).

Item 2 (e)

     None of Sirius, Hesperus, the General Partner or Mr. Foreman have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 2 (f)

     Mr. Foreman is a United States citizen.

                               Page 5 of 8 Pages

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Investors' capital contributions.


Item 4.   Purpose of Transaction.
          ----------------------

     State the purpose or purposes of the acquisition of the securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

     White Dwarf Partners, L.P. ("White Dwarf"), a Delaware limited partnership, was formed pursuant to an Agreement of Limited Partnership entered into on April 3, 1997, by and among Pluto L.L.C., an Illinois limited liability company
("Pluto") and Hesperus.   On April 30, 1997, Hesperus contributed certain assets
(including 279,845 shares of Common Stock) to White Dwarf in exchange for a limited partnership interest in White Dwarf. Immediately therafter, Hesperus distributed its entire limited partnership interest in White Dwarf to certain former limited partners ("Limited Partners") in Hesperus who became limited partners in White Dwarf.

     White Dwarf continues until December 31, 2010, unless sooner dissolved. The business purpose of White Dwarf is to operate and maintain its assets, with the ultimate objective of liquidating and/or distributing all such assets.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) Hesperus tendered its beneficial ownership interest of 317,655 shares of Common Stock, representing 6.4% of the 4,973,000 shares of Common Stock outstanding as of October 9, 1997. Sirius controls the General Partner, which in turn controls Hesperus. Mr. Foreman controls Sirius.

     (b) Hesperus, by virtue of tendering its beneficial ownership of the Common Stock to NPF, no longer has any power to vote the foregoing shares of Common Stock.

     (c) None of Hesperus, the General Partner, Sirius or Mr. Foreman have effected any transactions in the Common Stock other than as described in Item 4(a).

     (d) Each of Hesperus, the General Partner, Sirius and Mr. Foreman have the power to direct the receipt of dividends or sale proceeds from the Common Stock.

     (e)  Not applicable.

                               Page 6 of 8 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Not applicable.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Not applicable.

                               Page 7 of 8 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 30, 1997


SIRIUS CORPORATION


By:/s/ Peter B. Foreman
   __________________________________________
       Peter B. Foreman
       President


SIRIUS PARTNERS L.P.
By:  Sirius Corporation, general partner


By:/s/ Peter B. Foreman
   __________________________________________
       Peter B. Foreman
       President


HESPERUS PARTNERS, LTD.
By:  Sirius Partners L.P., general partner
By:  Sirius Corporation, general partner


By:/s/ Peter B. Foreman
   ____________________________________________
       Peter B. Foreman
       President

                               Page 8 of 8 Pages